FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 23, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
 Russian Federation

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . . . . . .

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . ..X. . . .

July 23, 2004

On July 23, 2004 OAO Tatneft issued the following press-release:

Press-Release

OAO Tatneft explains the delay in the publication of its 2003 consolidated financial statements under U.S. GAAP and its annual report on Form 20-F

Almetyevsk, Republic of Tatarstan – July 22, 2004

OAO Tatneft today explains the delay in the publication of its 2003 consolidated financial statements under U.S. GAAP and its annual report on Form 20-F for 2003.

The delay is caused by the need to provide documentary or other evidence to the satisfaction of Tatneft’s auditors, Ernst & Young, with respect to the nature of certain transactions involving several companies mainly outside Russia.

To facilitate the completion of the U.S. GAAP audit, the Audit Committee of the Board of Directors of OAO Tatneft has appointed an English law firm, Kennedys, to conduct an independent review of the transactions identified by Ernst & Young. To help them conduct the review, Kennedys will be approaching additional consultants. In particular, with respect to any issues relating to the requirements of U.S. law, Kennedys will be assisted by a U.S. law firm, Morrison and Foerster LLP. Neither Kennedys nor Morrison and Foerster has any pre-existing relationship with Tatneft.

OAO Tatneft expects the review to be completed in August 2004. Since audited 2003 financial statements prepared under U.S. GAAP must be included in Tatneft’s annual report on Form 20-F, Tatneft will not be in a position to file its annual report on Form 20-F until completion of the audit.

Tatneft has, however, filed on Form 6-K its annual report to shareholders, as well as report of Miller and Lents, Ltd. regarding its review of OAO Tatneft’s hydrocarbon reserves as of December 31, 2003. Tatneft’s annual report to shareholder included its statutory accounts prepared in accordance with the Russian legislation.

Forward-looking statements: This press-release may contain certain forward-looking statements of OAO Tatneft. OAO Tatneft does not guarantee occurrence of any events mentioned in such statements as well as term of their occurrence.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
OAO TATNEFT By: /s/ Vladimir P. Lavushchenko Name: Vladimir P. Lavushchenko Title: Deputy General Director for Economics, Chairman of Disclosure Committee

Date:    July 23, 2004